UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Telecom Italia S.p.A.

(Name of Issuer)

Common Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

MEDIOBANCA S.p.A.

Attn: Dr. Stefano Vincenzi

Director, Office of Compliance

Piazza di Spagna, 15

00187 Rome, Italy

011.39.06.6795877

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Domenico Fanuele

Shearman & Sterling LLP

Via Borgognona, 47

00187 Rome, Italy

011.39.06.697.6791

April 28, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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This Amendment No. 2 amends the Statement on Schedule 13D, dated October 31, 2006, as subsequently amended (the “Statement on Schedule 13D”), filed by the Reporting Person, a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

Introduction.

On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali S.p.A. (“Generali”), Sintonia S.A., Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca” and, together with Generali, Sintonia S.A. and Intesa Sanpaolo, the “Italian Investors”) and Telefonica S.A., the Spanish-based telecommunications operator (“Telefonica”), entered into a co-investment agreement (the “Co-Investment Agreement”) to establish the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 to be subsequently transformed and renamed as Telco S.p.A. (“Telco”), an Italian corporation through which they intend to purchase the entire share capital of Olimpia S.p.A. (“Olimpia”), which currently holds approximately 18% of the ordinary share capital of Telecom Italia S.p.A. (“Telecom Italia”), from Pirelli & C. S.p.A. (“Pirelli”) and Sintonia S.p.A. and Sintonia S.A. (together, “Sintonia”). The Co-Investment Agreement also covers the capitalization and funding of Telco in connection with the acquisition of Olimpia and the general framework of the investment obligations of each of the Investors. In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, pursuant to the Co-Investment Agreement Generali and Mediobanca will contribute to Telco ordinary shares of Telecom Italia currently owned by them. These shares amount to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, bringing Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%. A copy of the Co-Investment Agreement is filed as Exhibit 5.

On April 28, 2007, the Investors also entered into a shareholders agreement (the “Shareholders Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Shares (each as defined below) directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws. A copy of the Shareholders Agreement is filed as Exhibit 7.

On May 4, 2007, the Investors entered into a sale and purchase agreement with Pirelli and Sintonia (the “Share Purchase Agreement”) to purchase the entire share capital of Olimpia of euro 4.6 billion divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”). Olimpia in turn owns 2,407,345,359 ordinary voting shares of Telecom Italia (“Telecom Shares”), or approximately 18% of the ordinary share capital of Telecom Italia.

Items 3, 4, 5, 6 and 7 of the Statement on Schedule 13D are hereby amended and supplemented to add the following:

Item 3. Source and Amount of Funds or Other Considerations.

The completion of the purchase of the Olimpia Shares is subject to the obtaining of applicable governmental approvals, including antitrust approval of the European Union (“EU”) Commission or any EU antitrust authorities pursuant to applicable legislation. Assuming the closing of the Share Purchase

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Agreement occurs, which is currently expected to take place by the end of 2007, Telco will pay total consideration of euro 2.82 per Telecom Share multiplied by 2,407,345,359 Telecom Shares, less Olimpia’s total net debt (as defined under the Share Purchase Agreement) as of the closing date. The provisional purchase price for 100% of Olimpia’s share capital is expected to be approximately euro 4.1 billion. Telco will pay 80% of the consideration to Pirelli and 20% of the consideration to Sintonia. Subsequent to the purchase, it is expected that the Investors will merge Olimpia into Telco.

Pursuant to the Co-Investment Agreement, Telco will initially be capitalized with euro 5,145 million, in the following manner:

•	Generali will contribute to Telco 543.4 million Telecom Italia Shares for total consideration of euro 1,375 million, based on a share price of euro 2.53 per Telecom Italia Share;
•	Mediobanca will contribute to Telco 206.5 million Telecom Italia shares for total consideration of euro 522 million, based on a share price of euro 2.53 per Telecom Share;
•	Intesa Sanpaolo will contribute to Telco euro 522 million in cash;
•	Sintonia S.A. will contribute to Telco euro 412 million in cash; and
•	Telefonica will contribute to Telco euro 2,314 million in cash.

In addition, prior to the closing of the Share Purchase Agreement, Telco will borrow from Mediobanca, Intesa Sanpaolo or other primary financial institutions appointed by Mediobanca and Intesa Sanpaolo, subject to written acceptance by Telefonica, a loan (the “Facility”) for the amount of approximately euro 1,000 million (such Facility will be made available on an arm’s length basis). Immediately after the closing of the Share Purchase Agreement, Telco will resolve to increase its share capital by euro 900 million (the “Fifth Capital Increase”) for purposes of financing the reimbursement of the Facility. Telco shareholders favorably envisage the potential analysis of the further contribution of Telecom Italia shares into Telco (up to an amount not exceeding 30% of the ordinary share capital of Telecom Italia), provided that in such an event the right to subscribe further capital increases in cash shall be granted to the other existing shareholders in order to allow avoidance of possible dilutions.

Item 4. Purpose of the Transaction.

The principal objective of the transaction is the creation of value over time for all shareholders, by accompanying Telecom Italia’s business growth strategies which will be defined in full autonomy by the Board of Directors and the management of Telecom Italia.

A fundamental assumption of the Co-investment Agreement and the Shareholders Agreement is that the Telecom Italia and Telefonica groups will be managed autonomously and independently.

Item 5. Interest in Securities of the Issuer.

The proposed Share Purchase Agreement calls for the Investors to purchase Olimpia through Telco. Olimpia currently holds 2,407,345,359 ordinary Telecom Italia shares, or approximately 18% of the ordinary share capital of Telecom Italia. In addition to this purchase by Telco, pursuant to the Co-Investment Agreement, Generali and Mediobanca would contribute Telecom Italia ordinary shares they currently own directly to Telco in the amount of 5.6% of Telecom Italia’s ordinary share capital, bringing Telco’s total participation in Telecom Italia’s ordinary share capital to 23.6%.

As a result of the transaction, the Italian Investors will hold a total of 57.7% of Telco’s share capital, divided in the following manner:

•	Generali, 28.1%;
•	Mediobanca, 10.6%;

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•	Intesa Sanpaolo, 10.6%; and
•	Sintonia S.A., 8.4%.

Telefonica will hold the remaining 42.3% of Telco’s share capital.

In connection with the Fifth Capital Increase, in accordance with the Co-Investment Agreement and the Shareholders Agreement, Intesa Sanpaolo may select new Italian investors, other than telecom operators, to subscribe newly issued shares in Telco for cash consideration of up to 5% of Telco’s share capital for each new investor, provided that such selection is made in agreement with the other Italian Investors and is accepted by Telefonica, such agreement and acceptance not to be unreasonably denied.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

CO-INVESTMENT AGREEMENT

The following summary of certain material provisions of the Co-investment Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such documents attached as Exhibit 5 to this filing.

The Investors have entered into the Co-Investment Agreement to establish the terms and conditions for (i) their participation in Telco, (ii) the acquisition through Telco from Pirelli and Sintonia of 100% of the share capital of Olimpia, which in turn holds a stake of approximately 18% of the ordinary share capital of Telecom Italia, (iii) the capitalization and funding of Telco in connection with the acquisition, (iv) the division of Telco’s share capital into two classes of shares (“Class A” and “Class B” shares), (v) the corporate scope of Telco, and (vi) the general framework in which the respective obligations of the Investors under the Co-investment Agreement.

The description of the Co-Investment Agreement in the Introduction and Item 3 are incorporated herein by reference.

SHAREHOLDERS’ AGREEMENT

The following summary of certain material provisions of the proposed bylaws of Telco and the Shareholders Agreement does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents attached as Exhibits 6 and 7 to this filing, respectively.

Classes of Shares

The share capital of Telco will be divided into Class A and the Class B shares. Telefonica will receive and thereafter acquire (through share capital increases or exercise of the pre-emption right set forth in the Telco’s bylaws and as described below) only Class B shares or Class A shares to be converted into Class B shares, while the Italian Investors will hold Class A shares, save for the possibility to acquire Class B shares in case of exercise of the pre-emption right to be converted into Class A shares, which is described more fully below. Class B shares shall have exactly the same economic and administrative rights as the Class A shares, save as provided for in the Shareholders Agreement and in the Telco bylaws.

In the event of an increase of capital of Telco, the shareholders who hold Class A shares shall have the right to receive and subscribe Class A shares and the shareholders of Telco who hold Class B shares shall have the right to receive and subscribe for Class B shares.

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In the event that any holders of Class A shares have not fully exercised their pre-emption right, the other holders of Class A shares shall have the preferred right to exercise the pre-emption of the Class A shares that have not been opted for by the other shareholders. Similarly, in the event that any holders of Class B shares have not fully exercised their pre-emption right, the other holders of Class B shares shall have the preferred right to exercise the pre-emption of Class B shares that have not been opted for by the other shareholders. In the event that after the offer of such Class A shares has been made to the holders of Class A shares (whether or not such pre-emption rights have been exercised), there remain Class A shares not purchased by the other Class A shareholders, such shares will be offered to the holders of Class B shares in proportion to their shareholding of the total number of Class B shares issued by Telco, subject to the automatic conversion of the aforesaid Class A shares at the rate of one newly issued Class B share (having the same characteristics as the Class B shares in circulation) for each Class A share purchased. In the event that after the offer of such Class B shares has been made to the holders Class B shares (whether or not such pre-emption rights have been exercised), there remain Class B shares not purchased by the other Class B shareholders, such shares will be offered to holders of Class A shares in proportion to their shareholding of the total number of Class A shares issued by Telco, subject to the automatic conversion of the aforesaid Class B shares at the rate of one newly issued Class A share (having the same characteristics as the Class A shares in circulation) for each Class B share purchased.

Shareholders Meetings

The shareholders’ meeting of Telco will resolve with the vote of (i) at least 75% of the entire share capital on (x) share capital increases with the exclusion of the option right pursuant to article 2441, 4th and 5th paragraph of the Italian Civil Code, (y) mergers and de-mergers (except for the merger between Olimpia and Telco) determining a dilution of the shareholders, and (z) amendments to the provisions of the Telco bylaws regarding the appointment of the board of directors and the quorum of board of directors and shareholders meetings; and (ii) at least 65% of the entire share capital on the following matters:

•	any other matter pertaining to the extraordinary shareholders meeting of Telco; and
•	the dividend policy of Telco.

However, in cases where one or more shareholders hold more than 30% of the entire share capital abstain from voting or remain absent from the relevant meeting, the quorum will be reduced to the vote of at least 50% plus one share of the entire share capital.

Acceptance by Telco’s board of directors of any tender offers having as their subject the shares of Telecom Italia will be subject to the approval of the shareholders meeting. In case of any such approval, any dissenting shareholders shall become entitled to purchase all of the shares of Telco held by the approving shareholders.

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Board of Directors

Telco’s bylaws will provide that its board of directors will comprise ten members. The Italian Investors, as holders of Class A shares will be entitled to appoint, for so long as they hold more than 50% of the share capital of Telco, six directors, including the Chairman. Of the six Telco directors appointed by holders of Class A shares, two directors will be indicated by Generali, one director will be indicated by each of Intesa Sanpaolo, Sintonia S.A. and Mediobanca and the Chairman will be indicated unanimously. Telefonica, as holder of Class B shares will be entitled to appoint (x) so long as it holds a percentage of at least 30% of the share capital of Telco four directors, including the Vice-Chairman, and (y) so long as it holds a percentage of at least 20% of the share capital of Telco, two directors. Should (x) the holders of Class A shares hold less than 50% plus one share, and/or (y) Telefonica as holder of Class B shares holds more than 50% plus one share, the Investors shall appoint the directors of Telco in a manner that grants the majority of the directors to the class of shares representing at least 50% plus one share of the entire share capital of Telco and seven out of ten directors to the class of shares representing more than 70% of the entire share capital of Telco.

The board of directors of Telco will pass resolutions by vote of a majority of its members, except that, subject to certain exceptions, it will decide by vote of at least seven directors on the following matters:

•	the acquisition, disposal and encumbrance (directly or indirectly in any form or manner) of Olimpia’s or Telecom Italia’s shares or any rights attached thereto;
•	the carrying out of investments other than in Olimpia and in Telecom Italia;
•	capital expenditure and financial structure decisions for amounts in excess of euro 75 million;
•

decisions on the vote to be exercised in (x) the extraordinary shareholders' meeting of Telecom Italia convened pursuant to Italian law to approve resolutions on transactions of extraordinary nature and (y) the shareholders’ meeting of Olimpia; or

•	approval and amendments of the budget of Telco.

Deadlock

The Shareholders Agreement contains provisions on the resolution of deadlocks at the level of the board of directors and shareholders’ meetings of Telco with regard to the following matters:

a)

at the level of Telco Board of Directors: (i) acquisition, disposal and encumbrance of Olimpia or Telecom Italia’s shares, (ii) decision on the vote to be exercised in the extraordinary shareholders’ meeting of Telecom Italia to approve resolutions on transactions of extraordinary nature and (iii) decision on the vote to be exercised in the shareholders’ meeting of Olimpia;

b)	at the level of Telco shareholders’ meeting, matters pertaining to the extraordinary shareholders’ meeting of Telco;

In case of deadlock with regard to the matters referred to above under letters a) and b) the Investors shall try to find an amicable compromise failing which a new meeting shall be convened and at such meeting the decision will be passed with a simple majority, provided however that dissenting shareholder(s) shall have the right to request the demerger of its stake in Telco and the pro quota assignment of Telco assets and liabilities.

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Call Option

In the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Italia Shares or Olimpia Shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefonica is the dissenting party, then Telefonica shall have the right to buy from Telco or Olimpia, as the case may be, the Olimpia or Telecom Italia Shares at the same price and conditions offered by the third party offering to acquire such Telecom Italia Shares or Olimpia Shares or the right to proceed with the demerger.

Restrictions on Transfers of Telco Shares

Transfer of Class A and Class B shares to potential third party acquirers, including shareholder of Telco are subject to pre-emptive rights of the other Investors, upon the terms and conditions and pursuant to the procedures set forth in the Shareholders Agreement.

The Shareholders Agreement contains co-sale rights whereby if one or more Investors intend to transfer a number of shares representing more that 30% of the aggregate share capital of Telco, the other Investors will have the right to transfer their Telco shares in the same proportion to the purchaser.

Provisions Relating to Telecom Italia

The board of directors of Telco or Olimpia, as the case may be, shall approve the list of candidates to be submitted to the shareholders’ meeting of Telecom Italia for the appointment of the directors of Telecom Italia pursuant to the following criteria: (i) Telefonica, to the extent holding at least 30% of Telco’s share capital, shall have the right vis-à-vis the other Investors to designate two directors of Telecom Italia (x) to be included as designees for appointment in the board of Telecom Italia in the list presented by Olimpia or Telco, as the case may be, and (y) to the extent feasible, the replacement of directors pursuant to Article 2386, first paragraph, of the Italian Civil Code; and (ii) the Italian Investors which are a party to the Shareholders Agreement, to the extent holding at least 50% plus one share of Telco’s share capital, shall designate the other members of the list as follows: (x) three members unanimously and (y) the remaining members on a proportional basis as set out in the Shareholders Agreement.

The directors designated by Telefonica in Telco, Olimpia and Telecom Italia shall be directed by Telefonica to neither participate, nor vote at the board of directors meetings (and Telefonica, to the extent applicable, shall neither attend nor vote, at any shareholders’ meetings of Telco or the entity resulting from the merger of Olimpia with Telco, as the case may be) at which there will be discussed and proposed resolutions relating to the policies, management, and operations of companies directly or indirectly controlled by Telecom Italia providing their services in countries where regulatory and legal restrictions or limitations for the exercise of voting rights by Telefonica (as indirect and ultimate shareholder of such companies) are in force.

In the event of (i) any transfer in whatever form of any of the foreign assets held directly or indirectly by Telecom Italia having a value of more than euro 4 billion per transaction, or series of transactions occurring within a period of 12 months for the same assets, or (ii) Telecom Italia entering into a significant strategic alliance with any “Telecom Operator” (to be construed as to include any person, company or entity operating in the telecom sector and any person, company or entity holding (a) a controlling stake in any non-listed company operating in the telecom sector or (b) a stake in a listed company operating in the telecom sector which exceeds 10% of the share capital or which, even though is below 10% of the share capital, enables the holder to appoint one or more members of the board of directors of the listed company), then Telefonica, within the following thirty calendar days, will have the

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right to deliver notice to the other Investors, which will cause the Investors to implement, adopt and vote, and cause their directors designated by them to implement adopt and vote, all and any actions, documents and resolutions necessary to complete a de-merger within a reasonably short time period, but in any case no later than 6 months following such notice or, if the transaction is subject to any authorizations by law or contract, within 6 months following the obtaining of such authorizations.

The Investors agreed not to execute or take part, directly or indirectly, in any agreement whatsoever concerning Telecom Italia shares that may cause the holding by the Investors, Telco and their respective affiliates, taken as a whole, of a number of Telecom Italia voting shares exceeding 30% of the total voting share capital of Telecom Italia.

Term of the Shareholders Agreement

The Shareholder Agreement will last three years, at the end of which, without prejudice to renewal, each shareholder, provided that has submitted such request no later than 6 months prior to the expiry date, may obtain the de-merger of its stake in Telco and the pro quota assignment of Telco assets and liabilities. The exiting shareholder(s) shall be permitted, to the extent the remaining shareholders decide to execute a new shareholders’ agreement, to take part to and execute such new shareholders’ agreement.

Item 7.	Materials to be Filed as Exhibits.
Exhibit 5:	Co-investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica.
Exhibit 6:	Draft by-laws of Telco S.p.A. (Annex C to the Co-investment Agreement).
Exhibit 7:	Shareholders Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica.
Exhibit 8:	Joint press release, dated April 28, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica.
Exhibit 9:	Joint press release requested by Consob (the Italian financial market authority), dated May 2, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefonica.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2007
/s/ Stefano Vincenzi

Signature

Stefano Vincenzi
Director of Compliance

Name/Title

/s/ Cristiana Vibaldi

Signature

Cristiana Vibaldi
Middle Manager - Authorized Signatory

Name/Title

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Exhibit No.	Description

Exhibit 5:	Co-investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia and Telefonica.
Exhibit 6:	Draft by-laws of Telco S.p.A. (Annex C to the Co-investment Agreement).
Exhibit 7:	Shareholders Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia and Telefonica.
Exhibit 8:	Joint press release, dated April 28, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia and Telefonica.
Exhibit 9:	Joint press release requested by Consob (the Italian financial market authority), dated May 2, 2007, issued by Generali, Intesa Sanpaolo, Mediobanca, Sintonia and Telefonica.

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